NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-7928

BIO-RAD LABORATORIES, INC.

NYSE Alternext

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1000 Alfred Nobel Drive

Hercules, California 94547

 (510) 724-7000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A Common Stock and Class B Common Stock

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17CFR240.12d2-2(a)(1)

☐ 17CFR240.12d2-2(a)(2)

☐ 17CFR240.12d2-2(a)(3)

☐ 17CFR240.12d2-2(a)(4)

☐

Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

 Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d12-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bio-Rad Laboratories, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date:  October 22, 2008

By:

/s/ Christine A. Tsingos

Christine A. Tsingos

Vice President & Chief Financial Officer